Filed by OceanFirst Financial Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Flushing Financial Corporation

SEC File No.: 001-33013

On December 30, 2025, OceanFirst Financial Corp. held a conference call regarding its proposed acquisition of Flushing Financial Corporation.

During this call, it was stated that OceanFirst had previously completed eight whole bank acquisitions. For clarification, OceanFirst has completed seven whole bank acquisitions to date. In addition, during this call it was estimated that the interest rate mark on OceanFirst’s loan portfolio is currently $140,000,000. For clarification, the current interest rate mark on OceanFirst’s loan portfolio is approximately $129,000,000.

OceanFirst Financial Corp and Flushing Financial Corp Merger Call

Ú Event Details

Date: 2025-12-30

Company: OceanFirst Financial Corp.

Ticker: OCFC-US

Ú Company Participants

Alfred Goon - OceanFirst Financial Corp., Senior Vice President-Corporate Development, Strategy & Investor Relations

Christopher D. Maher - OceanFirst Financial Corp., Chairman & Chief Executive Oﬃcer

Patrick Sean Barrett - OceanFirst Financial Corp., Senior Executive Vice President & Chief Financial Oﬃcer

Joseph J. Lebel III - OceanFirst Financial Corp., President, Chief Operating Oﬃcer & Director

Ú Other Participants

Daniel Tamayo - Analyst

Timothy Switzer - Analyst

David J. Bishop - Analyst

Christopher Marinac - Analyst

Matt Breese - Analyst

MANAGEMENT DISCUSSION SECTION

Operator

00:03:31	Hello, everyone, and thank you for joining us today for the OceanFirst Financial Corp. Investor Call. My name is Sami, and I’ll be coordinating the call today.

00:03:42	I’ll now hand over to your host Alfred Goon to begin. Please go ahead, Alfred.

Alfred Goon

00:03:47

Thank you. Good morning, and Happy Holidays. I am Alfred Goon, SVP of Corporate Development and Investor Relations. We appreciate you joining us for today’s call to discuss the merger of Flushing Financial Corp. and OceanFirst Financial Corp., which was announced yesterday evening. The call will be led by OceanFirst Chairman and CEO, Chris Maher. Chris is also joined by Joe Lebel, President and COO of OceanFirst; and Pat Barrett, CFO of OceanFirst.

00:04:11

Before we get started, a couple of housekeeping items. We will be referencing a slide presentation during management’s comments today, which can be found on the Investor Relations page at oceanfirst.com and flushing.com (sic) [flushingbank.com] (00:04:21).

00:04:22

Our remarks today may contain forward-looking statements and may refer to non-GAAP financial measures. All participants should refer to our SEC filings for a complete discussion of forward-looking statements, and any factors that could cause actual results to diﬀer from those statements.

00:04:36	I will now turn the call over to Chris Maher. Chris, please go ahead.

Christopher D. Maher

00:04:41

Thank you, Alfred. Good morning, and thank you for joining us. I’m Chris Maher, Chairman and CEO of OceanFirst Financial Corp. Today, we’re excited to announce that OceanFirst Financial Corp. and Flushing Financial Corp. have entered into a definitive agreement to combine in an all-stock merger.

00:04:56

Upon completion of the transaction, Flushing Bank will merge into OceanFirst Bank with OceanFirst Bank as the surviving entity. The transaction is valued at approximately $579 million, and will create a high-performing regional bank with a meaningful footprint across some of the most dynamic markets in the northeast.

00:05:15

Before we get to some of the materials in the presentation, I want to take a minute to walk through why we see this as an important opportunity for our franchise. For those that may not follow OceanFirst closely, we entered New York City organically in 2019, and have been steadily building our business there over the past five years.

00:05:34

Just a month ago, we opened our fifth branch in Melville, New York, and earlier this year, we recruited nine commercial banking teams with 36 bankers to help us lean into the opportunity in New York City and Long Island. These eﬀorts have enabled us to build a strong customer following in the New York market, which now comprises $2.2 billion in loans, and over $800 million of deposits.

00:05:58

Broadly, we view this merger as an opportunity to support our growing New York franchise, and to make OceanFirst much more attractive to both clients and to banking professionals. Importantly, it provides the distribution network and branding presence that it would have taken many years and significant investments to achieve otherwise.

00:06:19

This strategic opportunity accelerates our New York growth strategy by expanding our presence in the deposit-rich markets of Long Island, Queens, Brooklyn, and Manhattan, ranking us number two in the Long Island deposit market as compared to banks with less than $50 billion in assets. The combination also complements our existing footprint across New York, Philadelphia, Boston, Baltimore and Washington D.C. metro areas, all markets with strong long-term demographics and a vibrant commercial activity.

00:06:50

At closing, the combined company is expected to have approximately $23 billion in assets, $17 billion in total loans, $18 billion in total deposits, and about 70 branches across our combined footprint. We are bringing together two organizations with shared values, a relationship-driven culture, a disciplined credit philosophy, and a commitment to the communities we serve. We’re also pleased to announce that $225 million strategic capital investment from aﬃliates of Warburg Pincus, subject to the closing of the merger. The investment will further strengthen capital levels and support future growth.

00:07:30

Upon closing, I will continue as CEO of the combined holding company. John Buran, current CEO of Flushing, will join us as Non-Executive Chairman of the board for two years post-closing. Following that transition, I will resume the role of Board Chair.

00:07:45

The company’s combined board will include 17 Directors, 10 from OceanFirst, 6 from Flushing, and 1 representative from Warburg Pincus. Upon completion, OceanFirst shareholders will own approximately 58%, Flushing shareholders 30%, and Warburg Pincus 12% of the combined company.

00:08:07

Flushing Financial Corp. has built a highly respected, commercially-oriented franchise with deep client relationships, a conservative credit culture, and a strong reputation for local decision-making. Their operating philosophy, client focus, and approach to risk management align closely with our own. Most of my career has been spent as a banker in New York City and Long Island. I’ve known the Flushing team for years, and have a great deal of respect for them. We’re excited to have an opportunity to combine the teams.

00:08:38

Slide 4 of our investor presentation covers some of the highlights and expands our view of the strategic rationale for the transaction. The combined company will be able to use scale as a competitive advantage, delivering OceanFirst’s product and technology through Flushing’s deep distribution network should help us win market share.

00:08:59

The combined company’s financial performance should improve materially from either company’s standalone, including a meaningful increase in capital generation. Both companies have a pristine record of credit quality, purchase marks are conservative, and they were informed by deep diligence.

00:09:16

We will welcome a highly sophisticated equity partner, Warburg Pincus, who is investing $225 million after conducting their own independent due diligence. Our team has demonstrated a great track record of M&A integration. Note that we’ve completed eight core conversions in my time at the bank.

00:09:36

This last point is particularly important. The financial modeling we will discuss later is supported only through cost synergies and assumes a static, combined balance sheet. We structured the purchase marks and capital to allow for a balance sheet optimization, and we fully expect some level of revenue synergies as we compete more eﬀectively in these markets.

00:10:00

Digging little into the details, if you turn to slide 5, the transaction will create meaningful profitability enhancements with a pro forma return on average assets of approximately 1% in 2027, return on tangible common equity of approximately 13% in 2027, and a non-interest expense to asset ratios of 1.7%. This places us in the mid quartile of regional bank peers based on 2027 consensus estimates.

00:10:30

Capital remains strong, with a CET1 ratio of 10.8% at announcement, supported by the $225 million capital raise from Warburg Pincus. We expect EPS accretion of approximately 16% in 2027, with tangible book value dilution of just 6.4% and a tangible book value earn back of just over three years.

00:10:53

On slide 6, we’ve summarized Flushing’s key financial and business metrics today. Flushing has a strong and established presence across Long Island, Queens, and Brooklyn, areas with attractive demographics and strong deposit bases. The credit performance has been exceptional, with only 7 basis points average net charge-oﬀs over the past 10 years.

00:11:18

On slide 7, we included some of our analysis on how we evaluated their branch network, which competes in micro markets with approximately $153 billion in FDIC insured deposits. The top 15 of these high-density markets are individual zip codes that report between $3.8 billion and $31.7 billion in deposits.

00:11:45

In several of these neighborhoods, billions of deposit dollars are clustered in only a small several block radius. Furthermore, 27 of their branches operate in zip codes dominated by G-SIB institutions, that presents an ideal opportunity for OceanFirst. Our relationship-focused model has proven successful when we compete with larger banks.

00:12:05

Clients choose OceanFirst because we provide a comprehensive suite of robust products, delivered with the speed and attentiveness of a nimble regional bank. The entrance into these exceptional deposit markets creates a compelling opportunity for us. Independent of this transaction, Flushing’s branches are situated in highly attractive markets that we would have expected to organically enter over time.

00:12:29

Building de novo branches would have taken significant investment and time to reach the deposit levels that these Flushing branches already have today. This acquisition helps to expedite our presence into these markets, and accelerates an already contemplated organic strategy, while also improving our profitability.

00:12:49

Turning to slide 8. On the commercial side, Flushing’s distribution channels provide a deep relationship base that can be further expanded through OceanFirst’s broader commercial product set. Our commercial treasury management products are highly competitive and strongly profitable, but are just one example of the product opportunities.

00:13:09

We will also bring new products like escrow services, trust powers, equipment finance, and our Nest Egg investment platform to the combined company. As you can see, both organizations have made progress, shifting the loan mix towards C&I and reducing CRE concentrations. We see significant opportunities in continuing this momentum through Flushing’s retail, commercial, and Asian aﬃnity segments.

00:13:33

Turning to slide 9, we’ve discussed some of the financial impacts of this transaction earlier in the call, but noting some key benefits around credit and capital. Capital ratios resulting from the transaction are strong, with a CET1 ratio of 10.8% at closing, and a leverage ratio of 8.3%. The pro forma ACL coverage ratio of approximately 1.5% provides a conservative level of reserves and significant loss absorption capacity.

00:14:02

Bank-level CRE concentration will increase modestly from 417% for OceanFirst standalone at September 30, to a max of about 461%. We will actively manage the portfolio, and see this concentration decreasing over the first several quarters. That decrease will be managed through runoﬀ and may include loan sales and participations.

00:14:26

We plan to engage in a process between now and closing on the combined commercial real estate portfolio to determine how to optimize the portfolio. We’re optimistic that we’ll have select opportunities to reduce portfolio concentrations in the near-term. Our due diligence included a review of liquidation values on select portfolios, and those values partially informed our purchase accounting estimates.

00:14:50

We’ve already held preliminary discussions on the potential sale of certain commercial real estate loans. Early interest from buyers have been strong given the record of credit performance and the underlying borrowing base, which is dominated by multi-generational families with a long history of performance.

00:15:09

Turning to slide 10, we want to touch on the opportunity, our ability to diversify and de-risk the pro forma balance sheet. To provide capital to support OceanFirst’s organic growth, we recently completed a credit risk transfer on a $1.5 billion residential loan pool, which increased CET1 by approximately 50 basis points. That capital strategy reflects the strong levels of organic growth we expect from the OceanFirst franchise in Q4 of this year and into Q1 of 2026.

00:15:41

We also performed an extensive review of Flushing’s loan portfolio, covering more than 70% of total loans and 100% of criticized, classified, and rent-regulated multifamily loans. Our analysis resulted in an overall mark of about 4.5% of gross loans, with the credit mark equal to about four times Flushing’s current reserves were 2.6%, including a 10% mark inclusive of both credit and interest rates on the rent-regulated multifamily loans.

00:16:13

We leveraged support from Strategic Risk Associates, our capital partner conducted independent diligence work with the support of Maverick Real Estate Partners and JLL. Their analyses helped confirm our view of the portfolio risk and supported our credit marks. Said it diﬀerent way, the total mark on the loan portfolio equals approximately $303 million, while still producing an estimated bargain purchase gain of about $9 million.

00:16:39

Additionally, with the $225 million capital raise from Warburg Pincus, we built suﬃcient capital on day one to support continued organic growth, to provide us with optionality to immediately execute on any balance sheet optimization opportunities, and, of course, to protect against downside risk.

00:16:58

These opportunities should help to provide meaningful uplift to our disclosed pro forma profitability metrics, and we’re excited about our prospects. Going forward, our focus remains on the continual growth in C&I, expansion of treasury management capabilities, and enhancing branch performance across Long Island, Queens, Brooklyn, and Manhattan.

00:17:18	I’ll now turn to Pat Barrett to provide some additional details on the transaction.

Patrick Sean Barrett

00:17:23

Thank you, Chris. Before we discuss any further details on the financial assumptions, I wanted to briefly provide an update for OceanFirst’s fourth quarter performance today. Our performance is tracking well, it’s roughly in line with our guidance that we issued in October, as well as current consensus. As Chris mentioned, we closed on a credit risk transfer during the quarter, providing first loss coverage for the first 5% of losses relating to a $1.5 billion pool of legacy OceanFirst residential mortgages.

00:17:55

This transaction provides approximately 50 basis points of CET1 ratio benefit, which we’ll recognize this quarter. And it will cost us less than $4 million pre-tax annually going forward. We remain excited about our standalone performance, and look forward to speaking in more detail during our fourth quarter earnings call in January.

00:18:17

Turning to the financial assumptions on slide 11. The transaction is structured as an all-stock transaction with a fixed exchange ratio of 0.85, resulting in a total transaction value of approximately $579 million. The price to fully synergize 2026 estimated earnings is 5 times, and we expect cost savings of 35% of Flushing’s non-interest expense, 50% phased in for 2026, 100% thereafter.

00:18:48

Additionally, we did not incorporate any meaningful savings on real estate, such as branch closures or material operating locations. These could present opportunities over time. Pre-tax restructuring charges are expected to total $106 million, or about 18% of total deal value, in line with other precedent transactions. This also includes $5 million of charitable contributions, which cover approximately six years of Flushing’s typical CRA spend.

00:19:21

This is important to our organization as we look to continue to serve Flushing’s communities post-deal close. We’re thrilled to welcome Warburg Pincus as a new shareholder. Warburg is committed to a $225 million equity raise at $19.76 per share, comprising 9.7 million shares of common stock and 1.7 million shares of a new class of non-voting common equivalent stock.

00:19:47

This is combined with warrant that carry a term of seven years, and may be exercised after year three. The warrants have a mandatory exercise should OCFC market price reach $30 per share. With respect to purchase accounting, we expect to record an interest rate mark and credit mark on the acquired loan portfolio consistent with current market conditions and the extensive credit due diligence work we’ve completed.

00:20:15

The interest rate mark reflects the diﬀerence between contractual coupons and current market rates, while the credit mark approximates lifetime expected losses under CECL. These marks are fully incorporated into our accretion and earn-back analysis, and did not signal deterioration in underlying credit quality.

00:20:33

This transaction will not create goodwill, and we’re currently expect to record a $9 million bargain purchase gain. Lastly, we expect regulatory approval in the first half of 2026, with an anticipated close during the second quarter.

00:20:51

Before we open the lines for Q&A, I want to touch briefly again on our due diligence process on slide 13. We’ve had 12 advisors reviewing this transaction from all angles, covering workstreams that included credit, accounting, valuations, human resources, compliance, and tax, just to name a few, reflecting the depth of our diligence.

00:21:14

The third-party credit advisors included deep experience in loan valuation broadly and more specifically focused on the rent-regulated multifamily market. Their conclusions were consistent with our own reviews and the conservative marks we took on the loan portfolio.

00:21:32

Moving to slide 14, and as Chris mentioned earlier, we wanted to briefly touch on OceanFirst’s strong history of M&A execution and integration, having completed eight whole bank acquisitions and eight core conversions over the past decade.

00:21:45

Our team is experienced, integration-focused and execution-driven, and I’d also reiterate what Chris said that we plan to retain key Flushing management and personnel such as Maria, Frank, Mike, and Tom, who among a great management team have been important contributors to both Flushing’s success and our expected combined success going forward.

00:22:25	In closing, the transaction creates a scaled, high-performing franchise primed for sustained growth with strong capital, enhanced profitability, and a powerful expanded presence across the northeast.

00:22:33	We’ll now open the call for questions.

QUESTION AND ANSWER SECTION

Operator

00:22:36	Thank you very much. . Our first question comes from Daniel Tamayo from Raymond James. Your line is open, Daniel. Please go ahead.

Analyst: Daniel Tamayo

00:22:47	Question – Daniel Tamayo: Thank you. Good morning, guys.

00:22:49	Answer – Christopher D. Maher: Good morning.

00:22:52

Question – Daniel Tamayo: Yeah, maybe first just on the balance sheet. So, I think you made a comment on balance sheet size being lower priority in the slide deck and one of the – I think it was slide 10. And then, Chris, you just talked about potentially selling some loans after closed as a way to manage the CRE concentration.

00:23:18

Maybe you can kind of talk us through like, how big do you think – what’s the size of the loan portfolio you’re maybe targeting or think that this thing shakes out at once the dust settles post-close? And, maybe how you’re thinking about CRE concentration after some of these balance sheet actions that may happen? Thanks.

00:23:45

Answer – Christopher D. Maher: Sure. Maybe I’ll just kind of start with an important principle that I know has been kind of central to our culture at OceanFirst and at Flushing, and that is, we view these as customers and not individual kind of transactions or loans. And we’ve been able to decrease our CRE concentration over time as had Flushing by focusing on the strongest relationships that we have.

00:24:09

So, the customers we want to retain are the customers who have a fuller relationship with us that bring not just loans, but also deposits where we kind of see ourselves as their primary partner. So, over time, as our portfolio has come to maturity and renewed, we have deepened relationships and retained those relationships, or if we were not able to deepen them and they remain more transactional, we’ve decided to let those kinds of customers fall away.

00:24:37

We would look at this opportunity the same way. And by the way, it’s not just about, say, a Flushing portfolio, it’s about the whole balance sheet. As we see loans mature in the coming quarters, we’re going to be increasingly focused on our relationship clients, making sure we serve them, making sure they’ve got a full relationship with us, and that they bring other products, things like deposits. That’s allowed us to just kind of quietly and thoughtfully reduce our CRE concentration, I think Flushing has taken the same approach.

00:25:08

I think there is an opportunity to look at both balance sheets at this kind of point in time and look for the same things and say, what are the relationships we want to protect and keep in the markets, in which case that’s great, we’ll hold on to those.

00:25:23

Or if we have a segment of clients that we were maybe aspirational about that we thought would develop into full relationships, but haven’t, we’re going to look on both of the balance sheets, and we’re going to look at what is the contribution from those individual loans, what is the potential with the client?

00:25:39

And there is – every bank has a segment of funding that’s higher cost. There are some opportunities here to kind of pare oﬀ lower yielding, transactionally-focused loans with higher cost funding that will have very little impact to our net interest income, but shrink the balance sheet. I’d hesitate to put too finer point on the amount, but I would not be surprised if that’s something that could approach $1 billion, maybe it’s a little more than that.

00:26:06

So, we’re not talking about a little opportunity. We think there’s a meaningful opportunity, but that’s something that we didn’t want to do in a knee-jerk and do it while we were trying to pull the deal together, and add the complexity of needing to have these kind of client relationships kind of talk one by one, understand what’s best for the long-term franchise value of the company.

00:26:25

But that’s the work that we’ll begin next week as we work together as a team, and look at the portfolios, look at the opportunity long-term, look at what they’re contributing to us from a profitability standpoint.

00:26:37

But I expect you’re probably going to see by the end of 2026, a somewhat smaller balance sheet that will have better return dynamics than the ones we had in the presentation. We just – that work has to be done thoughtfully, it has to be done as a team, and it has to be well informed by, you want to use a scalpel, right, to make sure that you’re doing the right thing there.

00:26:59

Answer – Patrick Sean Barrett: And I’d just add to that, that as part of the credit due diligence that we went through, we did get indicative bids from multiple parties. And so, the marks that we have on the portfolio and not just on one specific aspect, we did on both balance sheets.

00:27:18

So, the marks that we have put on the transaction would contemplate that sort of a potential outcome. So, we feel like the valuation that we have on this balance sheet lends itself to optimizing without, as Chris said, without significant P&L impact.

00:27:39

Question – Daniel Tamayo: Okay. That’s helpful, Chris and Pat. Thank you. And then, maybe the other side of that, maybe, Pat, if you could help us think about the core margin here going forward, the number that you guys put out there, trying to think through how that is impact? Obviously there’s meaningful purchase accounting number in there in the 2027.

00:28:06

But you’ve got the CRE, the CRT, excuse me, that you just did in the fourth quarter. So, maybe if you could just kind of walk through the puts and takes including the CRT impact on the margin, and how you’re thinking about where that could shake out on a core basis going forward? Thanks.

00:28:24

Answer – Patrick Sean Barrett: Sure. So, I guess, I’ll take that in reverse order. So, starting with the CRT, that doesn’t really impact our margin, that’s more of a risk-weighted asset optimization exercise. So, the costs to us are essentially the cost of one kind of portfolio-level credit default swap, that has the $1.5 billion of mortgages that remain on our balance sheet as the reference pool.

00:28:51

So, the costs of that really roll through expense, just like an insurance premium would. The benefit that we get from that is the ability to change our risk weighting for that reference pool of mortgages from 50% down to 20% risk-weighted. So, that’s where the 50 basis points of CET1 ratio benefit comes in.

00:29:14

From a NIM and margin perspective, going forward, it’s really kind of just basic math of taking our consensus and outlook, which is pretty much in line with the guidance that we’ve given, plus the consensus for Flushing and adding them together and then adjusting for impacts of the transaction, and primarily that’s going to be the accretion from the interest rate mark.

00:29:46

And Chris mentioned the interest rate mark briefly on the loan portfolio, so that’s about $140 million. But then, we have other interest rate marks, some are puts and some are takes on the rest of the balance sheet. So, the net impact of all of those results in about $25 million pre-tax of NII on an annualized basis, that’s going to roll through the P&L.

00:30:09

So, it’s a pretty small impact from that perspective, but it does help to oﬀset the impact of the lower yield and margin of Flushing when you match the two companies together. Does that help? So, I think 3.20 (00:30:26) is just a mathematical outcome of all of those at this point.

00:30:33

Question – Daniel Tamayo: Got it. I appreciate it, and thanks for the clarification on the CRT. I mean, my only follow-up on that quickly here is just on the number that Chris talked about on the loan sales, how that would potentially factor in if you have like an initial thought?

00:30:51

Answer – Patrick Sean Barrett: Sure. Well, hopefully, it would improve things. So, but again, as Chris said we’re looking at lowest yielding loans, highest costing deposits, and try to come up with a balance that is essentially P&L neutral.

00:31:06

If you think about some relationships that we might have that could change the dynamics of that. So, you are going to be able to perfectly take your lowest yielding and highest cost and match them together. But that would be our intent is to do that in a way that’s P&L and NII neutral.

00:31:24	Question – Daniel Tamayo: Okay. Great. Thanks for all the color. I’ll step back, guys.

00:31:28	Answer – Christopher D. Maher: Thank you.

Operator

00:31:31	Our next question comes from Tim Switzer from KBW. Your line is open, Tim. Please go ahead.

Analyst: Timothy Switzer

00:31:37	Question – Timothy Switzer: Hey, good morning. Good morning. Congratulations on the deal.

00:31:45	Answer – Christopher D. Maher: Thank you.

00:31:45

Question – Timothy Switzer: You mentioned the attractive deposit markets Flushing is in. And if we look at their deposit cost compared to legacy OceanFirst, it’s a bit higher. Can you talk about where you see the opportunity to bring down Flushing’s deposit cost closer to OceanFirst? And so, what’s going to be the go-to-market strategy in New York? Is it any diﬀerent than your other markets?

00:32:11

Answer – Christopher D. Maher: So, the first thing I’d start with is, I would recognize that Flushing has done a great job on their own building, improving their mix of non-interest-bearing demand. So, one of the things we’re really pleased with is, we did our kind of deposit work and deposit study is that the momentum Flushing’s had is very positive.

00:32:28

We think it’s really just kind of doubling down on that trend. We have some products that I think will help our treasury clients and help us do significantly better in terms of wallet share. Both Flushing and OceanFirst have been focusing on building the C&I. We expect that to continue, if anything, there’s an opportunity, I think, to accelerate in that world. And then, there’s some of the more competitive of kind of deposit segments like government deposits, and we might reduce our reliance on those a little bit.

00:32:58

So, I think if you see a mix shift really towards transactional kind of treasury management continuing to build on the good work Flushing has done. And one of the unique things, Flushing has done a great job of picking the neighborhoods and the locations for these branches to be in. They’ve been in a methodical de novo expansion for several years.

00:33:20

That’s wonderful because it provides a great opportunity for us together, but that’s some of what’s been weighing down their profitability as they built out their branch network and had to fill those branches up. So, it’s an opportunity for both of us, but we couldn’t be more pleased with the markets they’re in.

00:33:35

The last thing I would say is that and I mentioned in our prepared remarks, we’ve kind of organized our bank to be very competitive when competing with the biggest banks around. So, the way we kind of view things are – is that clients who come to OceanFirst have essentially kind of on par products and benefits and services they would have with the biggest banks, but they have the responsiveness they’d find at more or like a community bank.

00:33:59

And that’s kind of our niche, that’s where we do well. We always focus on markets that have a high share of market from the G-SIBs, because that’s the client we’re looking after. And so, I think we’re optimistic on that.

00:34:15

Question – Timothy Switzer: Okay. Got it. Very helpful. And then, can you talk about, does this change your internal investments or initiatives in any way in terms of your C&I lending push or the Premier Bank at all, and are there any impacts to that?

00:34:32

Answer – Christopher D. Maher: I think this is really additive to our organic strategy. So, this isn’t – like instead of this actually levers and makes us, I think, a much more desirable bank both for clients and bankers. But Joe, maybe you could talk a little bit about kind of how you see the development, the additional bankers you’ll be adding and things like that.

00:34:50

Answer – Joseph J. Lebel III: I think you hit on the head. The advantage we get is the branch locations, which is always a valuable thing, even in this world of technology, clients too appreciate the flexibility as to our bankers, because having more location for bankers builds brand reputation, but it also gives us additional flexibility and markets.

00:35:12

So, the C&I initiative, the Premier Bank initiative, and even at the other end of the market, our Spring Garden lending teams that are active in New York again gives them more footprint, more name notoriety, and it also gives us the ability to continue recruiting in those markets with an expanded brand and branch presence.

00:35:33

Answer – Christopher D. Maher: We’re building our brand in New York already. We’ve been doing that for five years. It’s a big market, it’s a crowded market. And I often think about brand scale is something we don’t discuss in the industry, but brand scale is important. People kind of know the brand, feel like they feel comfortable with the brand. It’s going to be easier for you to compete.

00:35:51

So having this opportunity to be kind of like deeply embedded in the core markets is going to provide, I think it’s really going to accelerate our credibility when we’re securing those larger commercial relationships and trying to attract talent.

00:36:10	Question – Timothy Switzer: Got it. Makes sense. Thanks for taking my questions.

00:36:20	Answer – Christopher D. Maher: Thanks, Tim.

Operator

00:36:24	Our next question comes from David Bishop from Hovde Group. Your line is open, David. Please go ahead.

Analyst: David J. Bishop

00:36:26	Question – David J. Bishop: Hey. Good morning, Chris.

00:36:27	Answer – Christopher D. Maher: Good morning, Dave.

00:36:29

Question – David J. Bishop: Hey, Chris, you touched upon, maybe some of the due diligence you did from a financial perspective, to get comfort with the rent-regulated multifamily side. Just curious how you consider maybe some of the noise coming out of the political backdrop there on the rent control issue? (00:36:46) level heading into the transaction?

00:36:51

Answer – Christopher D. Maher: Yeah. It’s a great question, Dave. Thank you. So, if you turn to slide 20 in the presentation, we’ve got a couple of stats here that I think are critically important. First, like OceanFirst, Flushing has got this exceptional track record of credit quality, and that matters a great deal. If you think about the credit performance of our book and Flushing’s book for decades, it’s been pristine and among the best in the peer group.

00:37:14

Part of the reason for that is the portfolio is very granular. So, the average rent stabilized multifamily loan is just $1.3 million. Interestingly, over 60% of the multifamily rent stabilized loans at Flushing have balances less than $1 million. So, we’re talking a lots of small buildings, none of the kind of giant buildings that might have, I think, a little more diﬃculty kind of matching the environment.

00:37:40

The second thing is that Flushing’s customers are very long-term relationships. These are folks that they’ve banked for ages. The average loan duration is about eight years, but the relationships are far deeper than that. And many of these buildings are held by generational owners. Those generational owners have a very low tax basis.

00:38:01

So, interestingly, it is better for them when needed to pay a loan down or restructure something than to take a tax event or a loss on the building because their embedded capital gains would be so significant, the taxes would outweigh any investment they need to keep the current – the property current. They’ve a lot of equity in there, the historical performance has been great.

00:38:25

And the last thing is, when we went through we did a sample of the book, we found that 38% of the loans in the book have the financial ratios that would qualify them for a GSE takeout. So, there’s a migration path for a lot of these loans, a lot of deep relationships, clients who have multiple loans. So, we feel pretty good about it.

00:38:44

You can never know what’s coming in the political environment. We were certainly pretty happy to see that Mayor Adams made some appointments to the Rent Stabilization Board that we think kind of reduce the risk somewhat. But we took a view on this that there is additional credit risk, and that’s what informed our mark.

00:39:02

It wasn’t as much a computational mark on the assets as a reflection of the potential risk that you mentioned, that some unknown things could happen in the future. The portfolio is great, no delinquencies, great borrowers, low LTVs, very granular size, but we want it to be careful. You don’t want to get that wrong.

00:39:25

Question – David J. Bishop: Got it. No, appreciate that color. And then, maybe just a one follow-up for Pat, housekeeping. Just curious in terms of the base operating expense you’re using for Flushing, is that based on the consensus out there to drive those cost savings? And did I hear there could be potential branch closures? Thanks.

00:39:45

Answer – Patrick Sean Barrett: Yeah, it is based on consensus and there are not any potential branch closures. I did say that real estate writ large remains kind of a long-term opportunity for us as we continue to develop. I mean, we had plans to build, potentially build out multiple locations. We’ve had have our own branches that overlap a little bit, but none of that is in the calculus for the deal or for the near-term projections of the pro forma company.

00:40:15

Answer – Christopher D. Maher: One example that is not in the base rate is that Flushing has a location in Midtown, Manhattan, an oﬃce location, back oﬃce, and we have two locations. All three of those locations are within like three blocks. So, and they’re on short-term leases, so we got to think about optimizing that kind of stuﬀ, but that’s not in the base case.

00:40:37	Question – David J. Bishop: Got it. Thanks.

Operator

00:40:44	Our next question comes from Christopher Marinac from Jerry (sic) [Janney] (00:40:47) Montgomery Scott. Your line is open, Christopher. Please go ahead.

Analyst: Christopher Marinac

00:40:52

Question – Christopher Marinac: Hey. Thanks, good morning. Wanted to go back to deposit growth and kind of what is realistic for the combined franchise in the longer term. Chris and Joe, if you look back in the last four years, your deposit growth has been sort of mid-single-digits.

00:41:06

Just curious if you aspire to be faster than that? And I know there’s the combination of the Premier Bank initiative already underway, but does Flushing give you the ability to grow deposits better as the next sort of five years come into focus?

00:41:22

Answer – Christopher D. Maher: Absolutely. But I think a bit more of it, Chris, like a mix shift. So, we note if you’ve got the presentation, slide 8, Flushing has done a great job there. The non-interest bearing deposits have increased 12% in the last year, ours are up 6%. I don’t know that you’re going to see total growth.

00:41:39

And if we kind of think about the balance sheet restructure opportunity, that would reduce funding pressure as well. So, that would allow us to optimize, and what you’ll see is, we’ll be pulling back from higher cost funding sources and just leaning into checking both interest and non-interest bearing. So, I think you’re going to see a mix shift, and I think we can kind of generally over time, we’ll get to a deposit portfolio that looks more or like OceanFirst cost of deposits.

00:42:12	Maybe, I’d say, the (00:42:12)...

00:42:17	Question – Christopher Marinac: Great. And from a higher...

00:42:20	Answer – Christopher D. Maher: ...I’d mentioned that...

00:42:21	Question – Christopher Marinac: Sure.

00:42:22

Answer – Christopher D. Maher: ...the organic stuﬀ that we’re doing in Premier comes in at a materially lower net cost than the Flushing deposits today. So, every Premier dollar we add reduces the cost of deposits if we’re exchanging that out for a kind of a Flushing dollar.

00:42:36

Question – Christopher Marinac: Thanks, Chris. I had that same question in mind. So, just one more point in the big picture. Does this transaction allow you to win more business on the Premier side, whether it be existing customers or bringing over or perhaps new hires, there’s the pipeline of hires, perhaps get a little bit of a bump as a result of today’s transaction?

00:42:52

Answer – Joseph J. Lebel III: Yeah. Chris, it’s Joe. I agree on both points. It does give us the ability to win more clients that may have wanted the optionality of branch presence, rather than building our own that gives us a franchise now that has established branches in good locations. And then, it also makes it a little bit more attractive for those bankers that we have on our recruitment list to join us, because of the fact that we’ve now built out or retained the branch presence for them.

00:43:25

Answer – Christopher D. Maher: And Chris, I would note that the 35% cost save is net of some investments we intend to make in the franchise. So, we’ve got some kind of movement around behind the scenes that will net 35%, but we expect to be adding more commercial bankers and maybe having a few more cost savings. But that’s all in the baseline, and we would not be looking at a spend in addition to what you’ve got laid out in front of you.

00:44:02	Question – Christopher Marinac: Great. Thank you very much for hosting us today.

00:44:05	Answer – Joseph J. Lebel III: Thanks, Chris.

00:44:06	Answer – Christopher D. Maher: Thanks, Chris.

Operator

00:44:06	Our next question comes from Matthew Breese from Stephens. Your line is open, Matthew. Please go ahead.

Analyst: Matt Breese

00:44:13	Question – Matt Breese: Good morning, everybody.

00:44:15	Answer – Christopher D. Maher: Good morning, Matt.

00:44:17

Question – Matt Breese: Chris and Pat, one thing I’m struggling with a bit here is just balance sheet size dynamics pro forma, and I get it, there’s some optimization consideration going on. Maybe you could just, as best (00:44:31), you can help us out with the loan and deposit growth outlook, and maybe give us some sense even if it’s a range of expected balance sheet size as we get into mid to late 2027, assuming some of this optimization has taken place?

00:44:48

Answer – Patrick Sean Barrett: Sure. So, as with NIM, when we look at the pro formas, the consensus for each of the banks has kind of the underpinning legacy organic growth rates built into it. So, we expect us to continue kind of in the mid-single-digit to high single-digit for us, respectively, Flushing and us, respectively, going forward.

00:45:14

So, the real two oﬀsets would be any accelerated runoﬀ that is above what we’re contemplating, or that what’s in consensus or anything that we might deliberately trigger. So, the accelerated runoﬀ really would be like our residential mortgage back book, the $3 billion, which is showing some signs of a little bit faster prepayment than what we had modeled, but that largely is in consensus. And if we start to see an acceleration of that elsewhere, which we’re not, and I don’t believe that Flushing is either, then that could trigger that.

00:45:51

Notwithstanding that, I think that kind of the mid to high-single-digit organic growth rate is reasonable. The oﬀset would be is, if we decide to do some optimization work that’s P&L, largely P&L neutral, ROA and profitability accretive, but it would involve shrinking the balance sheet, and I couldn’t envision that being more than something in the $1 billion to $1.5 billion range, without us starting to have to take haircuts outside of the marks that we feel like we could cover.

00:46:28

And I don’t want to put a probability on that, because we really are going to weigh kind of the costs in lost NII that have to be replaced versus the risk of carrying the earning assets that potentially have a credit risk associated with them, none of which is obvious to us today.

00:46:48

Answer – Christopher D. Maher: Hey, Matt, I’d just add to that and we understand the complexity here, because without that target, it’s kind of hard to build out a model. I think if you think about the net interest income line being largely stable and growing over time, what you’ll see shift is the total footings, and you’ll see hopefully a little better ROA, a little better margin than we think.

00:47:11

But the contribution back to EPS accretion is we think pretty firm. So, you’ll see diﬀerent profitability ratios, you won’t see a much diﬀerent level of profit than we would have gotten otherwise. So, I think if you were to kind of look at our loan book, look at our deposit book, look at them growing over time, if we do an optimization, that would just kind of reset at one point, but it’s not going to change the earnings outlook for the company in a significant way.

00:47:41

Question – Matt Breese: Great. I appreciate that. And then, maybe tying into it a bit. As I consider these two balance sheets, the one thing that becomes a little bit of a glaring kind of mismatch is the $1.4 billion of rent-regulated multifamily, you all have just – you haven’t done that business not to that size.

00:48:00	Answer – Christopher D. Maher: Yeah.

00:48:00

Question – Matt Breese: And so, I guess, first of all, how did you arrive at that mark? I’d be curious if you have any sort of anecdotes around cap rates, potential cap rate changes, considering on (00:48:12) or implied kind of valuation change, considering the LTV is 55% here?

00:48:19

And then, Chris, you had mentioned, 38% of these loans, I think you said something like they have GSE characteristics. Is that to imply you could securitize them through a Freddie Q (00:48:31) program or something like that? Thank you.

00:48:34

Answer – Christopher D. Maher: Yeah, you might be able to do that. I was more referring to the fact that if they at maturity would need to refinance, they could refinance through a GSE program, and we wouldn’t have that risk. It was great questions, Matt, let me just walk you through first.

00:48:51

Just for those who have not spent as much time with us, Dan Harris, who’s our Chief CRE, Credit Risk Oﬃcer, has some of the best experience in these markets, particularly around rent-stabilized multifamily. He was historically the Chief Lending Oﬃcer over at Dime Community, and has done several billion dollars’ worth of this asset class.

00:49:13

So, we had the internal expertise to be able to look at it from our own perspective. We then looked at it through SRA, who we contracted to take a look at it. We did a review not just of the debt coverage, we looked at NOI shortfalls, how much that would impact the portfolio over time. We looked at debt yield, we looked at cap rates, we stressed on each of these aspects to understand, there’s really two factors here, the probability of default, and then the loss given default.

00:49:48

So, 86% of that Flushing book carries a debt service, a current debt service over a 1.2x, very strong debt service. So, the probability of default for a loan that’s debt serving over 1.2x is very low, maybe zero. So, that means just a small piece that we would have to go out and kind of think about the risk on.

00:50:09

Secondly, we did find interesting, the work that was done by our capital partner for their own use, but they brought Maverick in, Maverick’s probably the best in this asset class and understanding that. We went out obviously given the importance to keep confidentiality, we only went out to a limited number of partners, but we did get two indicative bids on segments of the portfolio that helped inform our marks as well.

00:50:39

And then, I mentioned it earlier, but I want to just double down on the small size of the loans and the relative modesty of the buildings, we’re able to go through, we’re able to look at things like none of the New York City kind of bad landlords are in the list, we went through to make sure all the borrowers are kind of clean borrowers, we looked at building violations.

00:51:02

This is a really, really clean portfolio, well underwritten, we stressed, we had SRA look at it. Our partners did their research, and it’s kind of like a mosaic, you look at all these diﬀerent inputs, and you come up with a mark. And we think that mark is, if anything, probably in the conservative side.

00:51:27

Question – Matt Breese: Understood. And then, and just kind of, on the first part of the question, this is the one piece of the two bank that doesn’t seem to fit quite well. Is it higher likelihood that this portfolio or at least a good chunk of it gets sold oﬀ?

00:51:42

Answer – Christopher D. Maher: It’s not an area for growth for us, for sure, it’s not strategic. But I just want to have small caveat there, super high-quality individual customers in this. And I don’t want the message to be anything other than where we have strong relationships.

00:51:57

We’re going to support those strong relationships, but this is where – there’s a significant opportunity, I think, to look at, what is that portfolio producing for the combined companies, and is that really the best use of our balance sheet and all of that.

00:52:10

And I think we do have the – we have the financial marks to deal with it. I’d also kind of double down on the comment that Pat made earlier. We intend to retain a number of folks from Flushing that also bring exceptional kind of detailed market knowledge to this.

00:52:27

Frank Korzekwinski is going to be working with us on this, and we’re also retaining Maria Grasso, Mike Bingold, Tom Buonaiuto. We’re going to have folks helping us through the integration here because it is a significant operation, they know it best.

00:52:41

Frank has kind of crafted that portfolio himself over the last 25, 30 years. We want to make sure that they have all the right expertise on the street. So, I think we’ve got to covered variety of ways. And now that we’ve been able to announce the opportunity, this allows us to have conversations we couldn’t have in the last three or four weeks with a variety of partners to really kind of get the work done around that portfolio. And we’re going to be working hard, so that at or around closing, we can give you a significant update on this.

00:53:14

Question – Matt Breese: Understood. Okay. Last one for me is more of a cultured question. You have two relatively heavy CRE institutions, you’re putting them together. You want to keep the employees happy. Can you just talk a little bit about how you navigate that, while also trying to shrink one of the primary asset classes and reduce the CRE concentration?

00:53:35

Working with the model, should we be expecting owner occupied CRE growth, or yeah, owner occupied CRE growth, but not multifamily, not (00:53:42) non-owner occupied CRE growth. Is that the way to think about it? And how do you kind of navigate that culturally? That’s all I had. Thank you.

00:53:50

Answer – Christopher D. Maher: Yeah, I’d make two comments on that, Matt. Then, I’ll ask Joe to chime in as well. You think about really – you’re going to think about that CRE book, owner-occupied we love, and then we love CRE clients that have their full relationship with us and bring deposits. So, we’re going to protect those, we’ve done CRE really well, Flushing’s done CRE really well. We comply with all the regulatory requirements around concentration management and all that. So, we’re not worried about it as a concentration.

00:54:19

But we also know that for us to maximize our valuation, it needs to be a smaller part of the overall business. So, this is something that happens gradually and over time and I think in a very thoughtful way. But Joe, maybe talk about the investments you’ve already made in C&I, and how you’re going to lean into this with even more investment?

00:54:38

Answer – Joseph J. Lebel III: Well, I think piggybacking on your comment about CRE, Chris, I think, Matt, the other thing to remember is the (00:54:45), but the combined portfolios have significant amortization, weighted average duration is typically less than five years. So, you need to put new assets on to sort of keep them bolstered the book, even if your goal is to diversify asset classes over time. So, I anticipate we’re going to continue to originate CRE at a fairly significant level.

00:55:07

And then, on the C&I side, look, we’ve talked a lot about the bankers we’ve added over the last couple of years, exclusive of the Premier bankers as well. And the momentum we haven’t seen, I can see that continuing. We’re going to add more bankers in the New York metro markets. So, I fully anticipate that that growth will be outsized compared to the net growth of the mid to high-single-digits.

00:55:40	Answer – Christopher D. Maher: All right. Thanks, Matt.

Operator

00:55:44

We currently have no further questions. So, I’d like to hand back to Chris for some closing remarks. 00:55:49 All right. Thank you. In closing, we thank you all for joining the call today. This transaction is consistent with everything we’ve done historically, disciplined growth, focused market expansion, and prudent risk management.

00:56:00

We believe that positions the company for strong, sustainable performance over the long-term. We look forward to sharing more with you as the approval process take shape. Wish everyone a Happy New Year and we’ll speak to you again during the fourth quarter earnings season. Take care.

Operator

00:56:17	This concludes today’s call. We thank everyone for joining. You may now disconnect your lines.

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